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                              August 26, 2020

       Zhe Ji
       Chief Executive Officer
       Puhui Wealth Investment Management Co. Ltd.
       Room 801, 802, 8th Floor
       W1 Office Building, Oriental Commerce Tower
       No. 1 Chang An Street, Dong Cheng District
       Beijing, PRC 100006

                                                        Re: Puhui Wealth
Investment Management Co. Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed August 12,
2020
                                                            File No. 333-245003

       Dear Mr. Ji:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Description of Share Capital
       Articles of Association     Exclusive Forum Provision, page 6

   1. We note that your forum selection provision identifies the courts of the Cayman Islands as the exclusive forum for
certain litigation, including any    derivative action.    Please
                                                        disclose whether this
provision applies to actions arising under the Securities Act and/or the Exchange Act. If
so, please revise your disclosure to clearly state that investors cannot waive compliance with
the federal securities laws and the rules and regulations
                                                        thereunder. As
appropriate, please expand your risk factor disclosure to describe any risks or impacts on
investors.
 Zhe Ji
Puhui Wealth Investment Management Co. Ltd.
August 26, 2020
Page 2
Item 9. Exhibits.
5.1. Opinion of Ogier, page II-2

2. We note the opinion of counsel opines only as to the legality of the common and preferred shares. Please revise the opinion to opine on the legality of all the securities being registered, as required by Item 601(b)(5)(i) of Regulation S-K. Please refer to Section
       II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Securities Act Rules
       Compliance and Disclosure Interpretations for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Gessert at 202-551-2326 or David Lin at 202-551-3552 with any questions.



                                                           Sincerely,
FirstName LastNameZhe Ji
                                                  Division of Corporation
Finance
Comapany NamePuhui Wealth Investment Management Co. Ltd.
                                                  Office of Finance
August 26, 2020 Page 2
cc:       Ari Edelman, Esq.
FirstName LastName